Exhibit 12.2 Statements Re: Computation of Ratios

POTOMAC ELECTRIC POWER COMPANY

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(millions of dollars)
Earnings
Net income for common stock	$126	$99	$108	$106	$116
Preferred stock dividend	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—
Minority interest loss	—	—	—	—	—
Income tax expense	48	36	37	76	64

Pre-tax income for common stock	174	135	145	182	180
Add: Fixed charges*	113	111	111	114	106
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$287	$246	$256	$296	$286

*Fixed Charges
Interest on long-term debt	$101	$97	$97	$99	$90
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	5	4	4	4	5
Interest component of rentals	7	10	10	11	11
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$113	$111	$111	$114	$106

Ratio of earnings to fixed charges (a)	2.54	2.22	2.31	2.60	2.70

(a)	Pepco has no preference equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.

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